 LOGO

VIA EDGAR

October 25, 2018

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  SEC Staff Sarbanes-Oxley Review of Pioneer ILS Interval Fund Filings

Ladies and Gentlemen:

   This letter is to respond to comments received on September 25, 2018 from Ms. Lauren Hamilton of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements for the fiscal year ended October 31, 2017 and other filings made by Pioneer ILS Interval Fund (the "Registrant").

1.  Comment:   The Staff requested that the Registrant explain why Item 8
               (Portfolio Managers of Closed-End Management Investment
               Companies) of the Form N-CSR filed on December 29, 2017 was not completed.

    Response:  The Registrant notes that Item 8 of the Form N-CSR filed on
               December 29, 2017 was inadvertently not completed. The Registrant notes that the information regarding the Registrant's portfolio managers required to be disclosed under
               Item 8 of Form N-CSR also is included in the Registrant's registration statement on Form N-2. The Registrant notes that, as a continuously offered interval fund, it updates its registration statement on Form N-2 annually, including with respect to the portfolio manager information also covered by
               Item 8 of Form N-CSR. The Registrant confirms that it will complete Item 8 of Form N-CSR in future filings.

2.  Comment:   The Staff noted that Form N-CSR was recently amended to require closed-end management investment companies to include in new
               Item 12 disclosure regarding securities lending activities, and that the compliance date for such disclosure was August 1, 2017. The Staff noted that the Form N-CSR filed by the Registrant on December 29, 2017 was submitted using a prior version of the Form and did not include the disclosure required by new Item 12. The Staff requested that the Registrant provide the disclosure required by Item 12 regarding securities lending activities in future filings.

    Response:  The Registrant confirms that it will provide the disclosure required by Item 12 of Form N-CSR in future filings to the extent applicable. The Registrant notes that it did not participate in a securities lending program during the fiscal year ended October 31, 2017.

3.  Comment:   The Staff referred to Rule 6-07.2(a) of Regulation S-X and requested that the Registrant explain why fees and expenses of affiliated Trustees were not presented as a separate line item in the Statement of Operations included in financial statements for the fiscal year ended October 31, 2017.

    Response:  The Registrant notes that it did not present fees and expenses of affiliated Trustees as a separate line item in the Statement of Operations included in financial statements for the fiscal year ended October 31, 2017 because the Registrant did not bear any such fees or expenses of affiliated Trustees.

4.  Comment:   The Staff noted that at April 30, 2018, approximately 90% of the Registrant's net assets consisted of Level 3 securities.
               The Staff requested that, in light of the apparent illiquidity of a large percentage of the Registrant's portfolio, the Registrant explain specifically how it meets its obligation as an interval fund to conduct quarterly repurchase offers of at least 5% and, typically, 10% of the Registrant's outstanding shares at NAV in accordance with the Registrant's prospectus and Rule 23c-3 under the Investment Company Act of 1940, as amended.

    Response:  The Registrant notes that the Registrant seeks to hold at least
               10% of its net assets in cash or liquid investments for purposes of conducting quarterly repurchase offers. The Registrant also notes that, at April 30, 2018, it held approximately 10.5% of its net assets in Level 2 securities, in the form of exchange-traded catastrophe bonds. The Registrant notes that, as a general matter, such catastrophe bonds are liquid investments.

5.  Comment:   The Staff requested that, in future filings, the Registrant indicate in the Schedule of Investments the interest rate of fixed income securities with a stated rate of income. The Staff noted that, if the rate is not yet determined, the Registrant should indicate a best estimate.

    Response:  The Registrant notes that information is not generally available to the Registrant to report or accurately estimate a rate of income with respect to certain structured reinsurance investments (quota shares) in which the Registrant invests. The Registrant notes that quota shares, which represent a participation in the premiums and losses of a reinsurer's portfolio of catastrophe-oriented policies, do not have a stated rate of income. Investors generally receive information on income payable by a quota share investment only after the underlying reinsurer closes its books for the year. The Registrant notes that, without information on income payable by a quota share investment, estimating the income payable by the quota share could result in the Registrant grossly overstating or understating the income rates. Accordingly, the Registrant respectfully declines to indicate such estimates in the Registrant's Schedule of Investments.

6.  Comment:   The Staff referred to ASC 820-10-50-2(bbb) and requested that the Registrant explain why the financial statements do not include disclosure regarding valuation techniques and inputs used in the fair value measurement (i.e., range of broker quotes and third party prices) with respect to investments categorized as Level 3 securities.

    Response:  The Registrant notes that all of the Registrant's investments categorized as Level 3 securities were valued at the bid price obtained from an independent pricing service, or through a third party using an insurance industry valuation model. The Registrant respectfully submits that disclosure regarding valuation techniques and inputs used in a fair value measurement is not required with respect to valuations obtained from or through a third party pricing service.

7.  Comment:   The Staff requested that the Registrant confirm if the
               securities other than Rule 144A securities listed in the Schedule of Investments are restricted securities and, if so, to provide the disclosure required by Rule 12-12, Footnote 8, of Regulation S-X in future filings.

    Response:  The Registrant confirms that in future filings it will provide the disclosure required by Rule 12-12, Footnote 8, of Regulation S-X with respect to restricted securities other than Rule 144A securities listed in the Schedule of Investments.

8.  Comment:   The Staff referred to ASC 275-10-50 and requested that the
               Registrant include in future filings a table clearly disclosing where the majority of the Registrant's risks are related to investments in reinsurance products (e.g., peril type, region and risk allocation percentage). The Staff suggested that the Registrant consider including in future filings a similar chart to the chart describing region and peril data that was included in the quarterly fact sheet with respect to the Registrant dated June 30, 2018.

    Response:  The Registrant confirms that it will include in future filings a chart or other disclosure that seeks to describe the Registrant's overall risk exposure related to investments in reinsurance products by peril and region.

Please contact me directly at 617-422-4468 if you require any further clarification.

                                              Very truly yours,


                                            /s/ Mark E. Bradley
						Mark E. Bradley

                                              Treasurer, Pioneer Funds

cc:  Michael Melnick
     Christopher Frazier
     Christopher Kelley
     Thomas Reyes